Exhibit 99.1

Ellomay Capital Ltd. Announces a Proposed Private Placement of Ordinary Shares to Israeli Institutional and Classified Investors for Approximately NIS 50 Million

Tel-Aviv, Israel, July 14, 2025 (GLOBE NEWSWIRE) -- Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe, USA and Israel, today announced that it received and accepted, following the approval of its Board of Directors, commitments from several Israeli institutional and classified investors to buy 926,000 ordinary shares of the Company in a private placement (the “Private Placement”). As a result of the Private Placement, an affiliate of Menora Mivtachim Holdings Ltd. (one of Israel’s largest institutional investors), which holds securities for the benefit of members of provident funds or pension funds, is expected to become an interested party in the Company, holding approximately 6% of the Company’s outstanding shares.

The price per share in the Private Placement was set at NIS 54 (approximately $16.3) and the gross proceeds to the Company are expected to be approximately NIS 50 million. The price per share was determined on July 9, 2025. The closing price per share on July 8, 2025 and July 9, 2025 on the Tel Aviv Stock Exchange was NIS 56.88 and NIS 58.53, respectively. The Company intends to use the net proceeds from this offering for general corporate purposes.

The closing of the Private Placement is subject to the receipt of regulatory approvals, which are expected to be obtained during July 2025.

The Private Placement described in this report, if made, will be made in Israel only and not to U.S. persons. The ordinary shares, if sold, will not be registered under the U.S. Securities Act of 1933, as amended, and will not be offered or sold in the United States without registration or applicable exemption from the registration requirements according to the U.S. Securities Act of 1933. Nothing in this press release constitutes a public offering or an invitation to purchase the Company’s securities.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay focuses its business in the renewable energy and power sectors in Europe, USA and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy, Spain, the Netherlands and Texas, USA, including:

●	Approximately 335.9 MW of operating solar power plants in Spain (including a 300 MW solar plant in owned by Talasol, which is 51% owned by the Company) and 51% of approximately 38 MW of operating solar power plants in Italy;

●	9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 850MW, representing about 6%-8% of Israel’s total current electricity consumption;

●	Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million Nm3 per year, respectively;

●	83.333% of Ellomay Pumped Storage (2014) Ltd., which is involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel;

●	51% of solar projects in Italy with an aggregate capacity of 160 MW that commenced construction processes;

●	Solar projects in Italy with an aggregate capacity of 134 MW that have reached “ready to build” status; and

●	Solar projects in the Dallas Metropolitan area, Texas, USA with an aggregate capacity of approximately 27 MW that are connected to the grid and additional 22 MW that are awaiting connection to the grid.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including inability to receive regulatory approvals, changes in electricity prices and demand, regulatory changes increases in interest rates and inflation, changes in the supply and prices of resources required for the operation of the Company’s facilities (such as waste and natural gas) and in the price of oil, the impact of the war and hostilities in Israel and Gaza and between Israel and Iran, the impact of the continued military conflict between Russia and Ukraine, technical and other disruptions in the operations or construction of the power plants owned by the Company, inability to obtain the financing required for the development and construction of projects, inability to advance the expansion of Dorad, increases in interest rates and inflation, changes in exchange rates, delays in development, construction, or commencement of operation of the projects under development, failure to obtain permits - whether within the set time frame or at all, climate change, and general market, political and economic conditions in the countries in which the Company operates, including Israel, Spain, Italy and the United States. and general market, political and economic conditions in the countries in which the Company operates, including Israel, Spain, Italy and the United States. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

Kalia Rubenbach (Weintraub)

CFO

Tel: +972 (3) 797-1111

Email: hilai@ellomay.com